AB 4/5

BB 3/12

SEC Mail Processing Section

MAR 05 2012

Washington, DC 125

12012652

SECURIT[illegible] N
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentegra Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Corporate Park Drive 4th Floor
(No. and Street)

White Plains (City) NY (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Pollak (914) 821-9569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry Dunn McNeil & Parker, LLC
(Name – *if individual, state last, first, middle name*)

100 Middle Street (Address) Portland (City) ME (State) 04101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

[illegible] 3/26

OATH OR AFFIRMATION

I, Stephen P. Pollak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentegra Distributors, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Vice President

Title

CATHERINE ROACH
Notary Public, State of New York
No. 4979934
Qualified in Orange County
Commission Expires April 8, 2015

Catherine Roach 2/28/12

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC ~~Supplemental Report~~ AUP Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (p) Independent Accountants' Report on Applying Agreed-Upon Procedures Related to An Entities SIPC Assessment Reconciliation.

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have audited the accompanying statement of financial condition of Pentegra Distributors, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pentegra Distributors, Inc. at December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2012

Bangor, ME • Portland, ME • Manchester, NH
www.berrydunn.com

Pentegra Distributors, Inc.

Statement of Financial Condition

December 31, 2011

Assets:		
Cash	$	309,317
Commissions and fees receivable		615
Prepaid expenses		37,229
Due from Parent		16,505
Security deposit		10,514
Total assets	$	374,180
Liabilities and shareholder's equity:		
Accounts payable and accrued expenses	$	17,250
Income taxes payable		109,744
Total liabilities		126,994
Commitments and contingency (Notes 2, 3 and 6)		
Shareholder's equity:		
Common stock, $.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		25,351
Retained earnings		221,834
Total shareholder's equity		247,186
Total liabilities and shareholder's equity	$	374,180

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Income

Year Ended December 31, 2011

Revenue:		
Distribution fees	$	11,156
Other service income		559,248
Interest income		5
Total revenue		570,409
Expenses:		
Compensation and benefits		185,814
Professional fees		32,617
Regulatory fees		30,827
Facilities		18,516
Other		32,329
Total expenses		300,103
Income before income tax expense		270,306
Income tax expense		109,744
Net income	$	160,562

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2011

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2010	100	$ 1	$ 25,351	$ 61,272	$ 86,624
Net income	-	-	-	160,562	160,562
Balance, December 31, 2011	100	$ 1	$ 25,351	$ 221,834	$ 247,186

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities		
Net income	$	160,562
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions and fees receivable		1,247
Increase in prepaid expenses		(4,685)
Increase in security deposit		(5)
Decrease in accounts payable and accrued expenses		(11,369)
Increase in income taxes payable		109,744
Net cash provided by operating activities		255,494
Net cash used in financing activities		
Increase in due from Parent		(40,319)
Net cash used in financing activities		(40,319)
Net increase in cash		215,175
Cash at beginning of year		94,142
Cash at end of year	$	309,317
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Organization

Pentegra Distributors, Inc. (the "Company"), a wholly owned subsidiary of Pentegra Services, Inc. (the "Parent"), is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board.

Principal Business Activities

The Company is the principal distributor for Pentegra Retirement Trust (the "Trust"), a New York common law trust. The Company also has sales distribution agreements with a number of U.S. based mutual funds in connection with the sale of retirement plans.

Financial Statement Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are generally recognized on the accrual basis in the period services are performed. Revenues received in advance under service contracts are recognized on a straight-line basis over the term of the contract.

Commissions and Fees Receivable and Allowance for Doubtful Accounts

The Company's commissions and fees receivable are recorded at amounts billed to customers. Uncollected amounts as of the date of the statement of financial condition, if any, are reported net of an allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivable, current economic conditions, historical losses and other information management obtains regarding the financial condition of the customer. Receivables are deemed past due when they are uncollected beyond their contractual term. Receivables are charged off when they are deemed uncollectible, which may arise when a customer files for bankruptcy or is otherwise deemed unable to pay the amounts owed to the Company.

Income Taxes

The Company is included in consolidated U.S. federal and state income tax returns with its Parent. The Parent allocates income taxes to its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal and state income taxes for the year.

Cash

Cash consists of bank deposits. The carrying amount approximates fair value because of the short maturity of this instrument.

2. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $182,323, which was $173,857 in excess of its required net capital of $8,466. The Company's net capital ratio was 0.70 to 1.

3. Related Party Transactions

Under an Expense Allocation and Services Fee Agreement with the Parent, effective October 1, 2010, the Company is charged a share of the expenses paid by the Parent proportional to the benefits the Company derives from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries. In addition, the Parent will pay the Company a service fee of ten basis points of the fair market value of all regulated investment company share assets administered by the Parent on the last day of each month. These service fees are for all services provided by registered personnel of the Company in connection with the distribution of regulated investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent. Revenue generated from service fees under this agreement of $559,248 comprise other service income on the statement of income.

Expenses allocated under this agreement of approximately $211,000 are included in compensation and benefits, professional fees, facilities and other expenses in the statement of income. In addition, the Parent acts as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid generally not later than the month following the payment. Such reimbursements for the year ended December 31, 2011 amounted to approximately $88,800.

At December 31, 2011, the Parent owed the Company $16,505.

The Parent also maintains a policy of funding the Company's losses, if any, through capital contributions.

4. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no deferred taxes. The current income tax expense is as follows:

Federal	$	82,714
State and local		27,030
	$	109,744

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company has adopted these provisions and as a result of the implementation of these provisions, the Company did not have liability for unrecognized tax benefits. The Company does not currently have any tax examinations in progress.

5. Subsequent Events

Management has evaluated subsequent events through the date the December 31, 2011 financial statements were issued, and no events occurred requiring recognition or disclosure.

6. Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

At December 31, 2010, the Company was involved in two litigations that were centered around business activities of the Company and an affiliate. One of these litigations was settled on January 18, 2011 for approximately $60,000 to the Parent. The second litigation was dismissed on April 1, 2011. At December 31, 2011 the Company was not involved in any litigation.

Pentegra Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2011

Computation of net capital

Total shareholder's equity	$	247,186
Less: Non-allowable assets		64,863
Tentative Minimum Net Capital		182,323
Less: Haircut on securities		-
Net capital		182,323
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $126,994 or $5,000, whichever is greater		8,466
Excess net capital	$	173,857
Aggregate indebtedness	$	126,994
Ratio of aggregate indebtedness to net capital		0.70 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part IIA of the Focus Report on Form X-17A-5 at December 31, 2011.

Pentegra Distributors, Inc.

Schedule II

Statement Pursuant to Rule 15c3-3

December 31, 2011

For the year ended December 31, 2011, the brokerage transactions of the Company were limited to the sale and redemption of redeemable securities of Pentegra Retirement Trust and other registered investment companies or interests and the Company is, therefore, exempt from Rule 15c3-3 (subparagraph (k)(1)).

BerryDunn

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

In planning and performing our audit of the financial statements of Pentegra Distributors, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Bangor, ME • Portland, ME • Manchester, NH
www.berrydunn.com

Board of Directors and Shareholder
Pentegra Distributors, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2012

BerryDunn

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [(General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Pentegra Distributors, Inc. (the Company), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA) and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, *noting no payment due in current year due to a carryover of an overpayment from the 2010 SIPC-6 filing;*

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 less revenues reported on the FOCUS reports for the period from January 1, 2011 to December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, *noting no differences*;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, *no adjustments noted;*

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, *noting no differences*;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, *noting no differences.*

Bangor, ME • Portland, ME • Manchester, NH
www.berrydunn.com

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. We have not performed any additional auditing procedures after the date of our report on the audited financial statements and supplemental information.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042445 FINRA DEC
PENTEGRA DISTRIBUTORS INC 14*14
ATTN COMPLIANCE OFFICER
108 CORPORATE PARK DR
WHITE PLAINS NY 10604-3805

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (exclude interest) (0)

______________ Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) <150>

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ <150>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pentegra Distributors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9 day of February, 20 12.

Executive Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 570,409
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	570,409
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	570,409
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø (to page 1, line 2.A.)

Pentegra Distributors, Inc.

Financial Statements and
Supplemental Information

As of and for the year ended December 31, 2011

Contents

BerryDunn

Pentegra Distributors, Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of and for the year ended December 31, 2011